UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District,
Beijing,The People’s Republic of China, 100020

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Goodwill Impairment of Shenzhen Yidian, Shenzhen Yitian and Guoyu

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allows us to use a simpler one-step impairment test. Under ASU 2017- 04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

We performed goodwill impairment assessment for our reporting units as of December 31, 2023 using an asset-based approach with the assistance of a third party valuation firm.

The valuation of 100% of the equity interest of our reporting unit is based on the asset-based approach, which directly incorporates information about the economic benefits contributed by the underlying asset, and determines the value of the subject matter based on the balance sheet at the appraisal date and the value of all assets and liabilities at the appraisal date.

We have three reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2023,

Segment	Reporting Unit	Net Goodwill as of December 31, 2023	Fair value as of December 31, 2023	Carrying Value as of December 31, 2023
		(in RMB thousands)	(in RMB thousands)	(in RMB thousands)
AR advertising services	Shenzhen Yidian	-	175,860	187,829
AR advertising services	Shenzhen Yitian	-	203,596	203,596
AR advertising services	Guoyu	-	159	159

The Company’s goodwill impairment analysis is performed, and related impairment charges recorded, after the impairment analysis and recognition, of impairment charges for long-lived assets other than goodwill and indefinite-lived intangible assets.

The Company concluded that the carrying value of Shenzhen Yidian, Shenzhen Yitian and Guoyu exceeds or equals their respective fair value, resulting in the full impairment of goodwill for Shenzhen Yidian, Shenzhen Yitian and Guoyu for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: April 23, 2024

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